April 27, 2018


Benjamin D. McCulloch, Esq.
Drinker Biddle & Reath LLP
191 N. Wacker Dr., Ste. 3700
Chicago, IL 60606-1698

                      Re: Cliffwater Direct Lending Fund (the "Fund") File Nos. 811-23333; 333-224044

Dear Mr. McCulloch:

        We have reviewed the registration statement on Form N-2 filed March 30, 2018, with the
Commission on behalf of the Fund (the "Registration Statement") with respect to an offering of common shares. Our comments are set forth below. Please consider a comment made with respect to one section applicable to similar disclosure elsewhere in the Registration Statement.
All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

                                            General

       1. We note that portions of the Registration Statement are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendments.

       2. It is unclear from the disclosure whether the Fund will invest in whole or fractional loans sold through online marketplace ("Peer-to-Peer" or "P2P") lending platforms.
          For example, the disclosure on page 21 discusses Competition for Assets Risk and states that competitors may have more established relationships with "direct lending platforms than the Fund." Confirm the Fund is not investing in loans sold via online marketplace lending platforms or clarify the disclosure to indicate as such. We may have further comments.

                                             Cover

       3. On the prospectus Cover, please disclose the following:

           a. The Fund is a closed-end investment company that will make periodic repurchase offers for its securities, subject to certain conditions. Benjamin D. McCulloch, Esq.
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          b. The anticipated frequency of the Fund's repurchase offers (i.e. quarterly); the intervals between deadlines for repurchase requests, pricing and repayment and the anticipated timing of the Fund's initial repurchase offer.

          c. A cross-reference to the sections of the prospectus that discuss the Fund's repurchase policies and the attendant risks.

      4. Footnote 1 to the offering table discusses payments by the Investment Manager in connection with distribution of the Fund's shares. As these payments "will not represent an additional charge to the Fund," is this footnote relevant to the costs disclosed? If so, please explain why in the response letter. If not, please delete the footnote.

      5. In the first paragraph following the offering table, the disclosure states that "[u]nder normal market conditions, the Fund seeks to achieve its investment objectives by investing at least 80% of its assets in direct loan investments [emphasis added]."
         Please explain briefly here what "direct loan investments" are. If these investments include Peer-to-Peer loans, we may have additional comments. Please consider disclosing here the first two lines in Key Characteristics of Direct Loans on page 14.
         In addition, please disclose here the credit quality of these investments. If these investments will be below investment grade, please indicate that they are considered to be "junk."

      6. Please disclose here, or within the prospectus, that "assets," as used in the Fund's
         80% test, is the equivalent of "net assets, plus any borrowings for investment purposes," in compliance with rule 35d-1 under the Investment Company Act of 1940
         (the "Investment Company Act"). In addition, please confirm to the staff how the
         Fund will count derivatives for purposes of meeting its 80% test.

                                           Prospectus

Fund Summary

      7. In the section, Investment Objectives and Strategies, beginning on page 4, please revise the disclosure as follows:

          a. In the fourth line of the first paragraph, the disclosure states "[t]he Fund's direct loan investments may be made through a combination of... [emphasis added]."
             Please replace "may be made" with "are" to definitively state how the Fund's
             "direct loan investments" are made.

          b. The sixth line references loans originated by a "non-bank lender." Please provide examples of non-bank lenders here.
 Benjamin D. McCulloch, Esq.
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          c. The disclosure states "[t]he Investment Manager intends to select as Sub-
             Advisers...investment advisers with expertise in managing portfolios of direct loans and Direct Loan Instruments with different styles to reduce the Fund's risk exposure to any one investment style and minimize overlap among Sub-Advisers
             [emphasis added]." Disclose what an "investment style" is as the term is used here.

          d. On page 5, in the third to last sentence of the first paragraph, the disclosure states
             "[t]he Fund's allocation to these various security types, various asset classes and various market types will vary over time in response to changing market opportunities [emphasis added]." Please clarify the securities that are included in each of the emphasized categories. In addition, please clarify if the Fund's foreign security investments will be debt, equity or both.

          e. In the same paragraph, the disclosure states the "Fund may invest directly in foreign securities, including those from emerging markets [emphasis added]." At an appropriate place within the registration statement, please disclose how the
             Fund defines "emerging markets."

          f. In the final paragraph of this section, the disclosure states that "the Fund may change its investment objectives and any of its investment policies, restrictions, strategies, and techniques without Shareholder approval." Disclose if
             Shareholders will be given notice of these changes. Please also supplementally confirm that if the Fund makes changes without Shareholder approval it will update the prospectus accordingly.

Fund Fees and Expenses

      8. On page 10, in the fee table heading, please insert "Shareholder" immediately preceding "Transaction Expenses."

      9. Please include as a specific caption under Shareholder Transaction Expenses, the amount of any fees to be charged to Shareholders in connection with the repurchase of their shares by the Fund.

      10. The disclosure on page 39 notes the Fund will pay an Administration Fee. Please confirm this fee is included in the fee table.

Use of Proceeds

      11. The disclosure states, "[w]hile the Fund's investments are expected to be partially-
          invested within three months, the aforementioned delays may inhibit the Fund from being fully-invested until 18-24 months." Please describe the consequences of the delay. See Item 7.2 of Form N-2. With respect to the 18 to 24 month delay, please explain why a delay of that length is consistent with the Staff's statements in the
 Benjamin D. McCulloch, Esq.
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           Guidelines to Form N-2, Guide 1. In particular, if the investment process is delayed more than six months will the Fund obtain Shareholder consent to go beyond six months as required by the Guidelines?

Investment Objectives and Strategies

       12. On page 15, in the section Fund's Target Investment Portfolio, disclosure in the second paragraph references types of secured debt "including senior secured, unitranche and second lien debt." Please disclose in plain English the meaning of these terms.

       13. In the same paragraph, the disclosure states the Fund may invest in "equity securities of borrowers." Please disclose the market capitalization of the Fund's equity investments.

       14. In the third paragraph of this section, we have the following comments.

           a. Please disclose in Plain English the meaning of the term "mezzanine debt." In doing so, please consider including disclosure from the first sentence in
              Mezzanine Debt on page 32.

           b. In the last sentence, the disclosure states the Fund may invest in convertible securities. Please confirm in the response letter whether the Fund intends to invest in contingent convertible securities ("CoCos") and, if so, the anticipated amount of the investment. If the Fund expects to invest in CoCos, the Fund should consider what, if any, disclosure is appropriate. If CoCos will be a principal investment strategy of the Fund, please describe them and add appropriate risk disclosure.

           c. The disclosure in the last sentence states the Fund may invest in derivatives.
              Please disclose the specific derivatives in which the Fund will invest as a principal strategy (such as those listed in the first sentence of Derivative
              Instruments on page 33). Please also disclose how the Fund will use derivatives
              (e.g., for hedging, as indicated in the first paragraph of Foreign Investments on page 34, or for investment).

           d. In general, if any of the securities disclosed in this paragraph are principal investments of the Fund, please disclose the investments in the Summary strategy section of the Prospectus.

Principal Risk Factors

       15. On page 18, Repurchase Offers; Limited Liquidity, please move the first and second paragraphs to the beginning of the prospectus summary, as these paragraphs describe the nature of the Fund as an interval fund.
 Benjamin D. McCulloch, Esq.
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       16. Please disclose in this section the following additional risks, as appropriate:

           a. In the event of an oversubscription of a repurchase offer, Shareholders may be unable to liquidate all or a given percentage of their investment in the registrant at net asset value during that repurchase offer.

           b. Because of the potential for proration, some Shareholders might tender more shares than they wish to have repurchased in order to ensure the repurchase of a specific number of shares.

           c. A Shareholder may be subject to market risk as a result of the delay between the tender of shares and their pricing; and the possible decrease in share value as a result of currency fluctuations between the date of tender and the repurchase pricing date with respect to the Fund's foreign investments.

       17. On page 24, in Equity Investments, the disclosure states "[w]hen the Fund invests in loans and debt securities, the Fund may acquire warrants or other equity securities of borrowers as well. The Fund may also invest in warrants and equity securities directly." As this disclosure describes the Fund's strategy, please include it in Fund's
           Target Investment Portfolio, on page 15.

       18. On page 29, in Bank Loans, please consider disclosing as an additional risk the fact that investments in bank loans may not be securities and therefore may not have the protections afforded by the federal securities laws.

       19. On page 33, in Swaps, the disclosure states the Fund will use credit default swaps.
           Please confirm in the response letter that when acting as a seller of credit default swaps, the Fund will cover the transaction to the full notional value.

Management of the Fund

       20. On page 37, the disclosure states that "[a] discussion regarding the basis for the
           Board's approval of the Investment Management Agreement and each Sub-Advisory
           Agreement will be available in the Fund's first annual or semi-annual report to
           Shareholders." Please specify either the annual or semi-annual report and provide the period covered by the report. See Item 9, Instruction 4, of Form N-2. Please also confirm that each sub-advisory agreement will be approved by the Board pursuant to
           Section 15(c) of the Investment Company Act.

Conflicts of Interest

       21. On page 42, the disclosure states "[t]he participation of the investment professionals of the Investment Manager and/or the Sub-Advisers in the Fund's valuation process could result in a conflict of interest as the management fee is based on the value of
 Benjamin D. McCulloch, Esq.
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           the Fund's assets." A conflict of interest may also result when the Investment
           Manager and/or Sub-Advisers determine the amount of leverage used by the Fund, as leverage will increase the Fund's assets and therefore the management fee. Please disclose this conflict here. Please also disclose that investments in PIK and OID securities may provide certain benefits to the Investment Manager / Sub-Advisers, including increased management fees.

Tender Offers/Offers to Repurchase

        22. Beginning on page 43, please revise this section for plain English to clarify the procedures that will be used in connection with the periodic repurchase offers. For ease of reference, consider breaking up the paragraphs with headings to emphasize timing considerations. Also consider using graphic presentations (such as a time line or calendar) so that Shareholders can readily understand the time periods used by the
            Fund, including the repurchase request deadline, the repurchase pricing date and the repurchase payment deadline.

        23. On page 43, the disclosure states that "in certain circumstances, the Board may require a Shareholder to tender its Shares." Please disclose these circumstances.
            Please also explain how requiring a Shareholder to tender its shares is complaint with
            Rule 23c-3(b)(1) of the Investment Company Act.

Taxes

        24. In this section, please disclose the tax consequences to Shareholders of share repurchases and related portfolio security sales.

        25. Please also disclose here, or at an appropriate place within the registration statement, the effect that share repurchases may have on the ability of the Fund to qualify as a regulated investment company under the Internal Revenue Code in the event that share repurchases have to be funded with proceeds from the liquidation of portfolio securities.

                      *       *       *       *       *      *       *       *

       Please respond to our comments above in an amendment to the Registration Statement.
Where no change will be made in response to a comment, please note that in a cover letter or separate correspondence and briefly state the basis for your position.

       We should also advise you that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing, including information provided in response to our comments.

       We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their
 Benjamin D. McCulloch, Esq.
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respective responsibilities. If all comments on the registration statement have been resolved, we will act on the request and grant acceleration of the effective date, pursuant to delegated authority.

      Please call me at (202) 551-6779 with any questions or concerns regarding these matters you would like to discuss.

                                                 Sincerely,



                                                 Karen Rossotto
                                                 Senior Counsel